As filed with the Securities and Exchange Commission on July 16, 2009

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1
to
Schedule 13E-4F

ISSUER TENDER OFFER STATEMENT
PURSUANT TO SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

ZARLINK SEMICONDUCTOR INC.
(Exact name of Issuer as specified in its charter)

Canada
(Jurisdiction of Issuer’s
incorporation or organization)

Zarlink Semiconductor Inc.
(Name(s) of Person(s) Filing Statement)

6.0% Convertible Unsecured Subordinated Debentures Due September 30, 2012 (Title of Class of Securities)	989139AA8 (CUSIP Number of Class of Securities)

Donald G. McIntyre
Zarlink Semiconductor Inc.
400 March Road
Ottawa, Ontario
Canada  K2K 3H4
(613) 592-0200
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

Copies to:

Sonia Struthers McCarthy Tétrault LLP Suite 2500, 1000 De La Gauchetière West Montreal, Quebec Canada H3B 0A2 (514) 397-4100	Denise Tormey Sonnenschein Nath & Rosenthal LLP 1221 Avenue of the Americas New York, New York 10020-1089 (212) 768-6700

June 8, 2009
(Date tender offer first published, sent or given to securityholders)

CALCULATION OF FILING FEE

Transaction Value	Amount of Filing Fee (1)
US $ 10,952,400	US $ 611.14 (2)

(1)
The fee has been calculated pursuant to the instructions for Schedule 13E-4F as prescribed by Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, based on a maximum aggregate purchase price of Cdn$12,000,000 and based on an exchange rate of Cdn$1.00 to US$0.9127, the inverse of the noon buying rate in The City of New York for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York on May 29, 2009.

(2)	Previously paid.

☒ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: US $ 611.14	Registration No.: 1-8139
Filing Party: Zarlink Semiconductor Inc.
Form: 13E-4F	Date Filed: June 8, 2009

EXPLANATORY NOTE

 This Amendment No. 1 amends and supplements the Schedule 13E-4F filed with the Securities Exchange Commission on June 8, 2009 by Zarlink Semiconductor Inc., a company organized under the laws of Canada (the “Issuer”), in connection with the offer to purchase for cash (the “Offer”) not more than Cdn$24,000,000 aggregate principal amount of its issued and outstanding 6.0% convertible unsecured subordinated debentures due September 30, 2012 (the “Debentures”) at a purchase price of not less than Cdn$500 and not more than Cdn$700 per Cdn$1,000 principal amount of Debentures up to an aggregate purchase price of Cdn$12,000,000, plus an amount equal to accrued and unpaid interest, on and subject to the terms and conditions set forth in the Offer to Purchase dated June 8, 2009 and the accompanying Letter of Transmittal.

 The Schedule 13E-4F is hereby amended and supplemented by adding the following:

•
The Offer expired at 5:00 p.m. (Toronto Time) on Wednesday, July 15, 2009. Pursuant to the Offer, the Company has accepted for purchase Cdn$21,000 principal amount of Debentures at a purchase price of Cdn$700 per Cdn$1,000 principal amount of Debentures for an aggregate purchase amount of Cdn$14,700.

•	Reference is hereby made to the press release issued by the Issuer on July 15, 2009, a copy of which is attached hereto as Exhibit 1.1

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

The following exhibit has been filed as part of this Schedule:

Exhibit Number	Description
1.1	Press Release dated July 15, 2009 announcing results of Debenture buyback.

 PART IV

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 16, 2009                                                                      Zarlink Semiconductor Inc.

By:     /s/ Kirk K. Mandy

        Kirk K. Mandy

        President and Chief Executive Officer